APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)


Mary Celeste, LLC
Income Statement - unaudited
For the period ended 12/31/2018


	Current Period
	1/1/18 - 12/31/18
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ -

Mary Celeste, LLC
Balance Sheet - unaudited
For the period ended 12/31/2018

	Current Period
	[Balance DATE]
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

Mary Celeste, LLC
Statement of Cash Flow - unaudited
For the period ended 12/31/2018

	Current Period [Start Date] to [End Date]
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	-
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	-
CASH - ENDING	-

MARY CELESTE, LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Consulting Services	211,025.00
Total Income	**$211,025.00**
GROSS PROFIT	**$211,025.00**
Expenses	
Advertising & Marketing	403.17
Annual LLC Report	139.00
Bank Charges & Fees	89.42
Charitable Contributions	243.55
Dues & Subscriptions	876.75
Gifts	338.91
Insurance	1,332.75
Workers Compensation	1,341.00
Total Insurance	**2,673.75**
Interest Paid	
Loan Interest Paid	697.76
Total Interest Paid	**697.76**
Legal & Professional Services	1,120.00
Meals & Entertainment	3,276.28
Merchant Processing Fees	305.05
Office Supplies & Software	4,588.27
Reimbursed Mileage	1,465.66
Rent & Lease	29,280.00
Start-Up Expenses	1,352.71
Storage	2,500.00
Supplies & Materials	740.08
Taxes & Licenses	165.00
Training	420.54
Travel	1,549.58
Utilities	
Electric	389.34
Heating Oil	1,683.17
Telephone	4,616.13
Total Utilities	**6,688.64**
Total Expenses	**$58,914.12**
NET OPERATING INCOME	**$152,110.88**
Other Expenses	
Depreciation	1,827.44
Total Other Expenses	**$1,827.44**
NET OTHER INCOME	**$ -1,827.44**
NET INCOME	**$150,283.44**

MARY CELESTE, LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (4654)	8,411.89
Total Bank Accounts	**$8,411.89**
Other Current Assets	
Leasehold Improvements in Progress	
Contractors	34,847.01
Materials and Supplies	40,273.12
Permits	2,392.70
Total Leasehold Improvements in Progress	**77,512.83**
Total Other Current Assets	**$77,512.83**
Total Current Assets	**$85,924.72**
Fixed Assets	
Computer	1,827.44
Computer Depreciation	-1,827.44
Total Fixed Assets	**$0.00**
Other Assets	
Security Deposit/LM	4,880.00
Total Other Assets	**$4,880.00**
TOTAL ASSETS	**$90,804.72**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Fundbox	6,147.22
Total Other Current Liabilities	**$6,147.22**
Total Current Liabilities	**$6,147.22**
Total Liabilities	**$6,147.22**
Equity	
Katie Achilles Partner Contributions	98.00
Michael Achilles Partner Contributions	102.00
Partner Draws	-65,825.94
Retained Earnings	0.00
Net Income	150,283.44
Total Equity	**$84,657.50**
TOTAL LIABILITIES AND EQUITY	**$90,804.72**

MARY CELESTE, LLC

BALANCE SHEET SUMMARY

As of May 3, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	1,186.86
Accounts Receivable	0.00
Other Current Assets	78,709.48
Total Current Assets	**$79,896.34**
Fixed Assets	0.00
Other Assets	4,880.00
TOTAL ASSETS	**$84,776.34**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	0.00
Other Current Liabilities	5,238.34
Total Current Liabilities	**$5,238.34**
Total Liabilities	**$5,238.34**
Equity	79,538.00
TOTAL LIABILITIES AND EQUITY	**$84,776.34**

MARY CELESTE, LLC

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	167,763.44
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-17,480.00
Deposits Received	0.00
Leasehold Improvements in Progress:Contractors	-32,083.01
Leasehold Improvements in Progress:Materials and Supplies	-38,739.06
Leasehold Improvements in Progress:Permits	-2,392.70
Prepaid Expenses	2,440.00
Computer Depreciation	1,827.44
Owed to Katie Achilles	-2,455.93
Owed to Mike Achilles	-13,411.75
Fundbox	6,147.22
Massachusetts Department of Revenue Payable	0.00
Quickbooks Loan	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-96,147.79**
Net cash provided by operating activities	**$71,615.65**
INVESTING ACTIVITIES	
Computer	-1,827.44
Start-Up Costs	1,352.71
Net cash provided by investing activities	**$ -474.73**
FINANCING ACTIVITIES	
Katie Achilles Partner Contributions	49.00
Michael Achilles Partner Contributions	51.00
Partner's Draws	-62,924.03
Net cash provided by financing activities	**$ -62,824.03**
NET CASH INCREASE FOR PERIOD	**$8,316.89**
Cash at beginning of period	95.00
CASH AT END OF PERIOD	**$8,411.89**

I, Michael Achilles, certify that:

1. The financial statements of Mary Celeste, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Mary Celeste, LLC included in this Form reflects accurately the information reported on the tax return for Mary Celeste, LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature _____

Name: Michael Achilles

Title: Managing Partner